UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from…………………………to………………………..

Commission file number………..001-14423…………

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54957

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014

Plexus Corp.
401(k) Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Participants
Plexus Corp. 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. 401(k) Retirement Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2015, and delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plexus Corp. 401(k) Retirement Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Appleton, Wisconsin
June 22, 2016

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$256,937,928	$254,995,997
Notes receivable from participants	6,396,857	6,006,105
Net assets available for benefits	$263,334,785	$261,002,102

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Year Ended
December 31, 2015
Additions to net assets:
Net investment income (loss):
Net depreciation in fair value of investments	$(13,945,398)
Dividends	10,259,680
Total investment loss	(3,685,718)

Interest income on notes receivable from participants	259,769

Contributions:
Employer	7,402,048
Participant	14,098,629
Participant rollovers	2,120,737
Total contributions	23,621,414
Total additions to net assets	20,195,465

Deductions from net assets:
Benefits paid to participants	17,167,751
Administrative expenses	695,031
Total deductions from net assets	17,862,782

Net increase during the year	2,332,683

Net assets available for benefits
Beginning of year	261,002,102
End of year	$263,334,785

The accompanying notes are an integral part of this financial statement.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are eligible to participate immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Employee contributions are based on voluntary elections via phone or internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their annual compensation. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 10% of their annual compensation.
The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan, which includes the common stock of the Company ("Plexus Corp. Common Stock"). Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Participant recordkeeping is performed by Massachusetts Mutual Life Insurance Company Retirement Services ("MassMutual"). For all investment programs that are mutual funds, MassMutual maintains participant balances on a share method. Participant investments in the Wells Fargo Stable Value Fund C are accounted for on a unit value method. Units and unit values for this fund as of December 31, 2015 and 2014 were as follows:

	Units		Unit Value
	December 31,		December 31,
	2015	2014	2015	2014
Wells Fargo Stable Value Fund C	374,485	361,916	$51.06	$50.36

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, attainment of age 59-1/2, or if a qualified reservist is called to active military duty. Participant account balances of less than $5,000 are automatically distributed in a single lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to offset Company matching contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their total account balance. Participants may have a maximum of three loans outstanding against their account at one time. All loans must be repaid within five years except for loans for the purchase of a primary residence, which may have a longer repayment term as determined at the discretion of the Plan administrator. Loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator at the time the loan is executed based on the prevailing rate charged by other lenders for a similar loan. As of December 31, 2015 and 2014, all outstanding loans bore interest at the prime rate plus 1%. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with MassMutual, MassMutual reimburses investment fund related revenue received by MassMutual relating to the Plan that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account.  Investment fund related revenue received by MassMutual typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments. Plan reimbursement revenue amounted to approximately $202,000 and $169,000 for the years ended December 31, 2015 and 2014, respectively.

2. Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities, including a Plexus Corp. Common Stock fund. The Plan’s investments are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are not reflected within the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of the fair value of investments.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (“ASU 2015-12”). Only Part II of ASU 2015-12 is applicable to the Plan. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. ASU 2015-12 also clarifies that indirect investments in fully benefit-responsive investment contracts (“FBRICs”) through investment companies, such as stable value common/collective trust funds, are not included in the scope of the FBRICs guidance because these types of investments typically qualify for measuring fair value at the net asset value ("NAV") practical expedient. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Plans may early adopt any of the three parts and Parts I and II are to be applied retrospectively.
The Plan elected early adoption of Part II of ASU 2015-12. As a result of the retroactive application of Part II and the clarification of indirect investments in FBRICs, the Statements of Net Assets Available for Benefits have been retrospectively adjusted. Additionally, these Notes to Financial Statements have been retrospectively adjusted to reflect the simplifications permitted by ASU 2015-12.
In May 2015, the FASB issued ASU 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and requires retrospective presentation. Early adoption of ASU 2015-07 is permitted and these Notes to Financial Statements reflect early adoption.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

3.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds and Money Market: Valued at the net asset value of shares held by the Plan at year end. The NAV is a quoted price in an active market.
Common Stock: Valued at the closing price reported on the active market on which the common stock is traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2015 and 2014, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. Prior year amounts have been retrospectively adjusted for consistency with this presentation.

	Level 1	Level 2	Level 3	Total
2015:
Mutual funds	$225,117,945	$—	$—	$225,117,945
Common stock	11,986,045	—	—	11,986,045
Money market	519,865	—	—	519,865
Total assets in the fair value hierarchy	$237,623,855	$—	$—	$237,623,855
Common/collective trusts*				19,314,073
Total investments measured at fair value				$256,937,928

2014:
Mutual funds	$221,943,189	$—	$—	$221,943,189
Common stock	14,232,863	—	—	14,232,863
Money market	477,577	—	—	477,577
Total assets in the fair value hierarchy	$236,653,629	$—	$—	$236,653,629
Common/collective trusts*				18,342,368
Total investments measured at fair value				$254,995,997
*The Wells Fargo Stable Value Fund C (the "Fund") is 100% invested in the Wells Fargo Stable Return Fund G, which holds investments in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund's ability to transact at contract value with participants, is probable. At December 31, 2015 and December 31,

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

2014, the Fund did not have any unfunded commitments, any other redemption restrictions or a redemption notice period.

4.	Tax Status
The Plan adopted the trustee's savings plan document, which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008, stating that it is qualified under the applicable requirements of the IRC and is, therefore, not subject to tax under present income tax laws.  The Plan has been amended since receiving the opinion letter.  However, the Plan administrator believes the Plan is designed and is currently being operated in compliance, in all material respects, with the applicable IRC requirements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that would likely not be sustained upon examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to income tax examinations for years prior to 2012.

5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Related Party Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2014

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary (VFCP) and Prohibited Transaction Exemption 2002-51
	$—

Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP	$30,542

	$—	$—	$—

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Current Value **
	Vanguard Institutional Index Fund	Mutual Fund	$32,718,098
	T. Rowe Price 2030	Mutual Fund	26,269,979
	T. Rowe Price 2040	Mutual Fund	19,559,978
	Wells Fargo Stable Value Fund C	Collective Trust Fund	19,314,073
	Voya Small Cap Opportunities	Mutual Fund	18,957,586
	T. Rowe Price 2035	Mutual Fund	14,485,504
	American EuroPacific Growth Fund	Mutual Fund	14,435,928
	T. Rowe Price 2025	Mutual Fund	13,315,068
	T. Rowe Price 2020	Mutual Fund	12,677,909
*	Plexus Corp. Common Stock	Common Stock	11,986,045
	T. Rowe Price Equity Income Fund	Mutual Fund	12,335,831
	T. Rowe Price Blue Chip Growth	Mutual Fund	11,246,111
	Vanguard Total Bond Market Index Fund	Mutual Fund	9,659,522
	T. Rowe Price 2045	Mutual Fund	6,305,549
	American Beacon Small Cap Value	Mutual Fund	5,976,952
	Lazard Emerging Markets Institutional	Mutual Fund	4,355,267
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	4,295,643
	T. Rowe Price 2050	Mutual Fund	2,970,718
	T. Rowe Price 2055	Mutual Fund	2,435,550
	T. Rowe Price 2015	Mutual Fund	2,433,040
	Columbia Acorn International Z	Mutual Fund	1,942,654
	M.F.S Emerging Market Debt	Mutual Fund	1,763,750
	PIMCO Commodities Plus Institutional Fund	Mutual Fund	1,636,929
	Vanguard Inflation Protected Securities	Mutual Fund	1,498,178
	Templeton Frontier Markets Adv	Mutual Fund	1,211,229
	T. Rowe Price 2010	Mutual Fund	1,157,591
	T. Rowe Price Retirement Income	Mutual Fund	1,088,473
	Money Market Funds	Money Market	519,865
	T. Rowe Price 2060	Mutual Fund	384,908
			$256,937,928

*	Participant Loans	4.25% - 4.50% interest rate; maturity dates ranging from 2016-2020	$6,396,857

*Party-in-interest.
**Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) RETIREMENT PLAN

Date: June 22, 2016

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary